The Tocqueville Trust
Registration No. 811-4840
Form N-SAR
Annual Period Ended October 31, 2006

Sub-Item 77M: Mergers

Effective October 31, 2006, The Tocqueville Fund acquired, through a non-taxable merger, substantially all of the net assets of The Tocqueville Genesis Fund, a series of the Tocqueville Trust.

A special shareholder meeting (the “Meeting”) of shareholders of The Tocqueville Genesis Fund was held at the offices of the Tocqueville Trust, 40 West 57th Street, New York, NY, 10019, at 9:30 a.m. on Friday, October 27, 2006.

As of the close of business on September 1, 2006, the record date of the Meeting, there were issued and outstanding 1,520,377.924 shares, of which 984,951.026 shares voted, representing 64.78% of the Tocqueville Genesis Fund.

The tabulation of the shareholder votes rendered the following results:

FOR	AGAINST	ABSTAIN
959,821.513	6,998.638	18,130.875

	Percentage of Voted Shares
FOR %	AGAINST %	ABSTAIN %
97.45%	0.71%	1.84%